Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Years ended December 31,
(In thousands, except ratio)	Post-merger 2008 (1)	Pre-merger 2008 (2)	Pre-merger 2007	Pre-merger 2006	Pre-merger 2005	Pre-merger 2004	Pre-merger 2003
Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates and cumulative effect of a change in accounting principle	$(5,742,580)	$474,657	$1,198,646	$1,071,437	$961,860	$1,200,551	$1,725,685
Dividends and other received from nonconsolidated affiliates	13,143	29,935	6,793	15,179	14,696	13,491	2,096

Total	(5,729,437)	504,592	1,205,439	1,086,616	976,556	1,214,042	1,727,781

Fixed Charges

Interest expense (3)	715,768	213,210	451,870	484,063	443,442	367,511	392,215

Interest portion of rentals	184,301	264,387	418,587	374,875	342,462	321,342	282,575

Total fixed charges	900,069	477,597	870,457	858,938	785,904	688,853	674,790

Preferred stock dividends

Tax effect of preferred dividends	—	—	—	—	—	—	—

After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	900,069	477,597	870,457	858,938	785,904	688,853	674,790

Total earnings available for payment of fixed charges	$(4,829,368)	$982,189	$2,075,896	$1,945,554	$1,762,460	$1,902,895	$2,402,571

Ratio of earnings to fixed charges (4)	N/A	2.06	2.38	2.27	2.24	2.76	3.56

Rental fees and charges	526,575	755,391	1,195,962	1,071,072	978,463	918,120	807,356

Interest portion	35%	35%	35%	35%	35%	35%	35%

(1)	For the period from July 31 through December 31, 2008.
(2)	For the period from January 1 through July 30, 2008.
(3)	The interest amount does not include interest expense associated with unrecognized tax benefits.
(4)	Earnings, as adjusted, were not sufficient to cover fixed charges by approximately $5.7 billion for the post-merger period from July 31 through December 31, 2008.